UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.        )

Grand Canyon Education, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

38526M 106

(CUSIP Number)

DECEMBER 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38526M 106		Page 2 of 7
SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS. Significant Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 2,971,144
7. SOLE DISPOSITIVE POWER 2,971,144
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,971,144
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%*
12.	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

*	Based on 45,465,160 shares of Grand Canyon Education, Inc. common stock, par value $0.01 per share, outstanding as of December 31, 2008.

CUSIP No. 38526M 106	Page 3 of 7

1.	NAMES OF REPORTING PERSONS. Michael K. Clifford*
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 2,971,144
7. SOLE DISPOSITIVE POWER 2,971,144
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,971,144
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*	Mr. Clifford is the managing director of Significant Ventures, LLC and, in connection therewith, has dispositive power with respect to the shares held by Significant Ventures, LLC. Mr. Clifford disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

**	Based on 45,465,160 shares of Grand Canyon Education, Inc. common stock, par value $0.01 per share, outstanding as of December 31, 2008.

CUSIP No. 38526M 106	Page 4 of 7

Item 1.	(a	)	Name of Issuer:

Grand Canyon Education, Inc.

	(b	)	Address of Issuer’s Principal Executive Offices:

3300 West Camelback Road
Phoenix, Arizona 85017

Item 2.	(a	)	Name of Person(s) Filing:

Significant Ventures, LLC

Michael K. Clifford

	(b	)	Address of Principal Business Office(s):

Significant Ventures, LLC:

243 North Highway 101
Suite 11
Solana Beach, California 92075

Michael K. Clifford:

243 North Highway 101
Suite 11
Solana Beach, California 92075

	(c	)	Citizenship:

Significant Ventures, LLC:

Delaware

Michael K. Clifford:

United States of America

	(d	)	Title of Class of Securities:

Common Stock, $0.01 Par Value Per Share

	(e	)	CUSIP Number:

38526M 106

CUSIP No. 38526M 106	Page 5 of 7

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of Cover Pages

(b)	Percent of class: See Item 11 of Cover Pages

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote of: See Item 5 of Cover Pages

(ii)	shared power to vote or to direct the vote of: See Item 6 of Cover Pages

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 38526M 106	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Significant Ventures, LLC

Dated: February 17, 2009	/s/ Michael K. Clifford
	By:	Michael K. Clifford
	Title:	Managing Director

Dated: February 17, 2009	/s/ Michael K. Clifford
Michael K. Clifford